Exhibit 99.1

Saifun Semiconductors Contact:	Investor Relations Contact:
Marsha Shalvi	Lee Roth
Investor Relations Director	KCSA Worldwide
+972-9-892-8450	212-896-1215/212-896-1209
marshas@saifun.com	lroth@kcsa.com

Saifun Semiconductors Reports Second Quarter 2007 Results

Netanya, Israel, July 26, 2007 – Saifun Semiconductors Ltd. (NASDAQ: SFUN), a provider of intellectual property solutions for the non-volatile memory (NVM) market, today announced financial results for the second quarter ended June 30, 2007.

Financial Highlights – GAAP: Second quarter 2007 compared with second quarter 2006.
■	Revenues for the quarter were $8.7 million, compared to $17.4 million in the previous year.
■	Operating income for the quarter was $1 million, compared to $7.8 million in the previous year.
■	Net income for the quarter was $3.5 million, or $0.11 per basic and per diluted share, compared to net income in the previous year of $10.1 million or $0.33 per basic and $0.31 per diluted share.
■	Net income for the quarter included $1.3 million of stock-based compensation compared to $1.2 million in the previous year.

Saifun reports its results of operations in accordance with GAAP and additionally, on a non-GAAP basis, referred to as Non-GAAP. Non-GAAP net income, where applicable, excludes stock-based compensation expenses and income.

Financial Highlights –Non-GAAP[1]: Second quarter 2007 compared with second quarter 2006.
■	Revenues for the quarter were $8.7 million, compared to $17.4 million in the previous year.
š	Licenses and royalties revenues for the quarter were $6.5million compared to $11.1 million in the previous year.
š	Service revenues for the quarter were $2.2 million, compared to $6.2 million in the previous year.

[1] These non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. A reconciliation of GAAP statements of operations to Non-GAAP statements of operations is included in the financial statements portion of this release as well as on our website in the Investors section at www.saifun.com.

Saifun’s management believes the Non-GAAP information is useful because it can enhance the understanding of the Company’s ongoing economic performance and Saifun therefore uses internally the Non-GAAP information to evaluate and manage the Company’s operations.  Saifun has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

■	Operating income for the quarter was $2.3 million or 26% of revenues, compared to $9.0 million in the previous year.
■	Net income for the quarter was $4.8 million, or $0.15 per basic and per diluted share, compared to net income in the previous year of $11.3 million or $0.36 per basic and $0.34 per diluted share.

Financial Highlights – GAAP: First six months 2007 compared with first six months 2006.
■	Revenues for the first six months were $18.3 million, compared to $33.2 million in the previous year.
■	Operating income for the first six months was $2.1 million, compared to $15.5 million in the previous year.
■	Net income for the first six months was $6.8 million, or $0.22 per basic and $0.21 per diluted share, compared to net income in the previous year of 20.1 million, or $0.66 per basic and $0.62 per diluted share.
■	Net income for the first six months included $2.7 million of stock-based compensation compared to $1.8 million in the previous year (including $0.4 million of income due to a cumulative effect of a change in accounting principle relating to the adoption of SFAS 123R).

Financial Highlights –Non-GAAP[1]: First six months 2007 compared with the first six months 2006.
■	Revenues for the first six months were $18.3 million, compared to $33.2 million in the previous year.
š	Licensing revenues for the first six months were $12.4 million compared to $21.6 million in the previous year.
š	Service revenues for the first six months were $5.9 million, compared to $11.5 million in the previous year.
■	Operating income for the first six months was $4.8 million or 26% of revenues, compared to $17.7 million in the previous year.
■	Net income for the first six months was $ 9.5 million, or $0.30 per basic and per diluted share, compared to net income in the previous year of $21.9 million, or $0.73 per basic and $0.67 per diluted share.

The decrease in license revenues for the quarter compared to the second quarter of 2006 was due primarily to the Qimonda AG decision to scale down its NVM activities, whereby Saifun received no license fees and only a limited amount of royalties.

“This quarter, we signed important agreements that will help us grow our business and extend our IP offering,” said Dr. Boaz Eitan, Chairman and CEO of Saifun. “The first agreement, with Spansion, involves IP licensing and product development on 45nm MirrorBit™ process node technology.  As part of the agreement, Saifun is expected to design products based on its 4-bit-per-cell technology.”

“Two additional agreements will enable us to offer a wider IP portfolio and bring further value to our licensees. As we announced earlier this month, Saifun acquired the IP and know-how of SMIC’s 90nm process technology for the sum of $5 million. This IP purchase will enable us to offer IP in the area of manufacturing recipes for 90nm and under.

“The second IP agreement allows us to offer our licensees unique system solutions to enable higher density (above 4-bits per cell) and enhance the performance of NROM-based flash memory products. The new IP is developed in cooperation with DensBits Technologies Ltd., an Israel-based company developing advanced coding for flash memory technology, and is licensed exclusively to Saifun within the field of charge trapping technologies.”

Dr. Eitan concluded, “At the end of this quarter, we made several appointments. Eduardo Maayan was appointed Executive Vice President of Business Development. Eduardo joined Saifun in 1998 serving in several senior positions and holding over 20 patents in the field of flash memory. Eduardo takes over from Ramy Langer, who will start a new venture based on Saifun NROM technology. We are pleased to announce that Raz Rafaeli has joined us as Vice President of Business Development. Raz is joining us from Sandisk where he served as Vice President of Global Sales Enterprise Solutions. In addition, Ron Eliyahu was appointed Vice President of Research & Development. Ron joined Saifun in 1999, has served in several management positions and holds several patents. Eduardo, Raz and Ron bring many years of experience to their respective positions and I am confident that and with our new team in place Saifun will emerge even stronger for the challenges ahead.”

2007 Third Quarter Guidance

Saifun’s guidance for the third quarter of 2007 is based on current expectations and is forward looking, and actual results could differ materially depending on market conditions and other factors, including those set forth in the Safe Harbor Statement below:

■	For the third quarter of 2007, the company expects revenues in the range of $8.7 million to $9.5 million
■	For the third quarter of 2007, the company expects Non-GAAP(1)operating profit of between 14 % to 20% of revenues

About Saifun Semiconductors Ltd.
Saifun is a provider of intellectual property (IP) solutions for the non-volatile memory (NVM) market. The company’s innovative Saifun NROM® technology allows semiconductor manufacturers to deliver high performance, reliable products at a lower cost per megabit, with greater storage capacity, using a single process for all NVM applications. Saifun licenses its IP to semiconductor manufacturers who use this technology to develop and manufacture a variety of stand-alone and embedded NVM products. These include Flash memory for the telecommunications, consumer electronic, networking and automotive markets. Among the companies currently licensing Saifun NROM technology are Macronix International, NEC Electronics, Semiconductor Manufacturing International Corporation, Sony Corporation, Spansion, and Tower Semiconductor.

Safe Harbor Statement
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the company’s plans, objectives and expectations for future operations and are based upon management’s current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. For a discussion of such risks and uncertainties, see “Risk Factors” in the Company’s Annual Report on Form 20-F filed on April 2, 2007 with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
All data in thousands of U.S. dollars, except per share data

	Three months ended		Six months ended		Year ended
	June 30,	June 30,	June 30,	June 30,	December 31,
	2006	2007	2006	2007	2006
	Unaudited		Unaudited

Revenues:
Licenses and royalties	$11,127	$6,510	$21,629	$12,442	$40,983
Services	6,249	2,232	11,539	5,883	21,794

	17,376	8,742	33,168	18,325	62,777

Cost of revenues:
Services (1)	3,450	2,681	7,128	6,291	14,863

	13,926	6,061	26,040	12,034	47,914

Operating expenses:
Research and development, net (1)	3,647	2,899	5,964	5,693	12,818
Marketing and selling (1)	837	760	1,720	1,448	2,927
General and administrative (1)	1,598	1,450	2,823	2,835	6,048

Total operating expenses	6,082	5,109	10,507	9,976	21,793

Operating income	7,844	952	15,533	2,058	26,121

Financial income, net	2,358	3,201	4,335	5,929	9,777

Income before income taxes	10,202	4,153	19,868	7,987	35,898

Income taxes	140	648	140	1,180	1,281

Net income before cumulative effect of a change
in accounting principle	10,062	3,505	19,728	6,807	34,617

Cumulative effect of a change in accounting principle (2)	-	-	378	-	378

Net Income	$10,062	$3,505	$20,106	$6,807	$34,995

Net earnings per share before cumulative effect of a
change in accounting principle
Basic	$0.33	$0.11	$0.65	$0.22	$1.13
No. of shares - basic	30,888	31,375	30,244	31,433	30,761
Diluted	$0.31	$0.11	$0.61	$0.21	$1.07
No. of shares - diluted	32,814	31,601	32,591	31,729	32,455

Net earnings per share
Basic	$0.33	$0.11	$0.66	$0.22	$1.14
No. of shares - basic	30,888	31,375	30,244	31,433	30,761
Diluted	$0.31	$0.11	$0.62	$0.21	$1.08
No. of shares - diluted	32,814	31,601	32,591	31,729	32,455

(1) Expenses include stock-based compensation related to options granted to employees and others as follows:

	Three months ended		Six months ended		Year ended
	June 30,	June 30,	June 30,	June 30,	December 31,
	2006	2007	2006	2007	2006
	Unaudited		Unaudited

Cost of revenues	$338	$429	$705	$970	$1,716
Research and development, net	267	290	458	557	1,036
Marketing and selling	211	270	376	512	732
General and administrative	377	334	669	659	1,477

	$1,193	$1,323	$2,208	$2,698	$4,961

(2) On January 1, 2006, the Company adopted FASB 123 (R), " Share- Based Payment". Accordingly, the Company recorded a cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statments under the provisions of FASB 123 for the years ended December 26, 2004 and December 31, 2005.

SAIFUN SEMICONDUCTORS LTD.
Reconciliation of GAAP to Non-GAAP Consolidated Statements of Operations
All data in thousands of U.S. dollars, except share and per share data

	Three months ended June 30, 2006				Three months ended June 30, 2007				Six months ended June 30, 2006				Six months ended June 30, 2007				Year ended December 31, 2006
	Reported	Non- GAAP entries		Non- GAAP	Reported	Non- GAAP entries		Non- GAAP	Reported	Non- GAAP entries		Non- GAAP	Reported	Non- GAAP entries		Non- GAAP	Reported	Non- GAAP entries		Non- GAAP
	Unaudited				Unaudited				Unaudited				Unaudited				Unaudited

Revenues:
Licenses and royalties	$11,127	$-		$11,127	$6,510	$-		$6,510	$21,629	$-		$21,629	$12,442	$-		$12,442	$40,983	$-		$40,983
Services	6,249	-		6,249	2,232	-		2,232	11,539	-		11,539	5,883	-		5,883	21,794	-		21,794

	17,376	-		17,376	8,742	-		8,742	33,168	-		33,168	18,325	-		18,325	62,777	-		62,777

Cost of revenues:
Services	3,450	(338	)(1)	3,112	2,681	(429	)(1)	2,252	7,128	(705	)(1)	6,423	6,291	(970	)(1)	5,321	14,863	(1,716	)(1)	13,147

	13,926	338		14,264	6,061	429		6,490	26,040	705		26,745	12,034	970		13,004	47,914	1,716		49,630

Operating expenses:
Research and
development, net	3,647	(267	)(1)	3,380	2,899	(290	)(1)	2,609	5,964	(458	)(1)	5,506	5,693	(557	)(1)	5,136	12,818	(1,036	)(1)	11,782
Marketing and selling	837	(211	)(1)	626	760	(270	)(1)	490	1,720	(376	)(1)	1,344	1,448	(512	)(1)	936	2,927	(732	)(1)	2,195
General and administrative	1,598	(377	)(1)	1,221	1,450	(334	)(1)	1,116	2,823	(669	)(1)	2,154	2,835	(659	)(1)	2,176	6,048	(1,477	)(1)	4,571

Total operating expenses	6,082	(855)		5,227	5,109	(894)		4,215	10,507	(1,503)		9,004	9,976	(1,728)		8,248	21,793	(3,245)		18,548

Operating income	7,844	1,193		9,037	952	1,323		2,275	15,533	2,208		17,741	2,058	2,698		4,756	26,121	4,961		31,082

Financial income , net	2,358	-		2,358	3,201	-		3,201	4,335	-		4,335	5,929	-		5,929	9,777	-		9,777

Income before income taxes	10,202	1,193		11,395	4,153	1,323		5,476	19,868	2,208		22,076	7,987	2,698		10,685	35,898	4,961		40,859

Income taxes	140	-		140	648	-		648	140	-		140	1,180	-		1,180	1,281	-		1,281

Net income before
cumulative effect
of a change in
accounting principle	10,062	1,193		11,255	3,505	1,323		4,828	19,728	2,208		21,936	6,807	2,698		9,505	34,617	4,961		39,578

Cumulative effect
of a change in
accounting principle	-	-		-	-	-		-	378	(378	)(2)	-	-	-		-	378	(378	)(2)	-

Net Income	$10,062	$1,193		$11,255	$3,505	$1,323		$4,828	$20,106	$1,830		$21,936	$6,807	$2,698		$9,505	$34,995	$4,583		$39,578

	Three months ended June 30, 2006			Three months ended June 30, 2007			Six months ended June 30, 2006			Six months ended June 30, 2007			Year ended December 31, 2006
	Reported	Non- GAAP entries	Non- GAAP	Reported	Non- GAAP entries	Non- GAAP	Reported	Non- GAAP entries	Non- GAAP	Reported	Non- GAAP entries	Non- GAAP	Reported	Non- GAAP entries	Non- GAAP
	Unaudited			Unaudited			Unaudited			Unaudited			Unaudited

Net earnings per share
before cumulative
effect of a change
in accounting principle
Basic	$0.33		$0.36	$0.11		$0.15	$0.65		$0.73	$0.22		$0.30	$1.13		$1.29
No. of shares - basic	30,888		30,888	31,375		31,375	30,244		30,244	31,433		31,433	30,761		30,761
Diluted	$0.31		$0.34	$0.11		$0.15	$0.61		$0.67	$0.21		$0.30	$1.07		$1.22
No. of shares - diluted	32,814		32,814	31,601		31,601	32,591		32,591	31,729		31,729	32,455		32,455

Net earnings per share
Basic	$0.33		$0.36	$0.11		$0.15	$0.66		$0.73	$0.22		$0.30	$1.14		$1.29
No. of shares - basic	30,888		30,888	31,375		31,375	30,244		30,244	31,433		31,433	30,761		30,761
Diluted	$0.31		$0.34	$0.11		$0.15	$0.62		$0.67	$0.21		$0.30	$1.08		$1.22
No. of shares - diluted	32,814		32,814	31,601		31,601	32,591		32,591	31,729		31,729	32,455		32,455

Notes:

(1) Stock-based compensation related to options granted to employees and others.

(2) Cumulative effect of change in accounting principle relating to estimated forfeitures for the compensation cost that was recognized in the financial statments under the provisions of FASB 123 for the years ended December 26, 2004 and December 31, 2005.

SAIFUN SEMICONDUCTORS LTD.
CONSOLIDATED BALANCE SHEETS
All data in thousands of U.S. dollars

	December 31,	June 30,
	2006	2007
		Unaudited

Cash and cash equivalents	$52,919	$29,151
Short-term investments	2,016	7,494
Marketable securities	115,657	134,517
Trade receivables	9,483	10,571
Loans to employees	44	25
Other accounts receivable and prepaid expenses	1,693	3,736

Total current assets	181,812	185,494

Marketable securities	60,507	62,580
Property and equipment, net	3,403	7,365
Loans to employees	92	69
Severance pay fund	3,605	3,646
Lease deposits	759	750
Other assets	-	5,000

Total long term assets	68,366	79,410

Total assets	$250,178	$264,904

Current liabilities
Trade payables	$1,138	$6,111
Accrued expenses and other liabilities	9,019	10,272

Total current liabilities	10,157	16,383

Leasehold incentive obligations, net	-	1,830
Accrued severance pay	3,734	3,776

Total long term liabilities	3,734	5,606

Share capital	125	125
Additional paid-in capital	236,958	237,004
Accumulated other comprehensive income	-	(225)
Retained earnings (accumulated deficit)	(796)	6,011

Total shareholders' equity	236,287	242,915

Total liabilities and shareholders' equity	$250,178	$264,904